Contact

www.linkedin.com/in/anna-pryimak (LinkedIn)

Top Skills

Organizational Development
Team Management
Marketing Strategy

Languages

English (Full Professional)
Russian (Native or Bilingual)
Ukrainian (Native or Bilingual)

Anna Pryimak

Co-Founder of Sirocco Energy
San Francisco Bay Area

Experience

Sirocco Energy
Co-Founder and Chief Operating Officer
November 2017 - Present (5 years 5 months)
United States

Sirocco Energy has developed a new kind of wind generator designed for the urban environment. As a linear wind generator, Sirocco wind turbines have a more efficient principle of work, which has important advantages over traditional wind turbines: high efficiency, low noise and vibration, easy installation, low price and aesthetic design.

DIY Lab
Co-Founder, General Manager
February 2016 - February 2017 (1 year 1 month)

Running a hardware startup incubator. Helping early-stage startups to get from an idea to the global product.

GoGetters
Founder, Coach
December 2015 - January 2017 (1 year 2 months)

Personal coaching and career guidance. General company management.

Mobilunity
HR Business Partner
July 2015 - November 2015 (5 months)

Employees Learning&Development. Executive coaching

AIESEC
Director Organizational Development
July 2014 - June 2015 (1 year)

Responsible for the organizational analysis, planning, strategy execution. Internal communication, training and coaching system development for 18 local offices.

AIESEC Sweden

Outgoing Exchange Director
August 2013 - June 2014 (11 months)

Responsible for education, coaching and development of 7 local offices. Product management, international cooperations management, educational processes improvement.

Kvartal Luxemburg
Marketing Manager
April 2012 - August 2013 (1 year 5 months)

Main responsible for marketing strategy creation and implementation for 2 apartment complexes (1 business class and 1 middle class), including conduction of marketing analysis, promotional actions and materials creation, web-site and SM management, relationships with media.

Education

Erickson Coaching International
Personal and Business coaching · (2016 - 2017)

CNM College of Naturopathic Medicine
Health Coaching · (2020 - 2021)